ICTT - ICT Technologies,Inc.
Com ($0.001)

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington DC 202549
			    SEC FILE NUMBER

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

[X] Form 10-K [ ]Form 20F [ ]Form 11-K [ ] Form 10-Q [ ] Form N-SAR
 [ ] Form N-CSR

                For the Period Ended December 31,2006

[ ] Transition Report on Form 100-K
[ ] Transition Report on Form 10-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________

PART I - REGISTRATION INFORMATION

                     ICT TECHNOLOGIES, INC.
                       Full Registration:

                       __________________
                    Former Name if Applicable:

                     181 Westchester Avenue, Suite 303-C
                     Port Chester, NY 10573
                   Address of Principal Executive Office

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]

    1. The reason described in reasonable detail in part III of this form could not be eliminated without unreasonable export or expense.

    2. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    3. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

ICT Technologies, Inc. (the "Company") is still awaiting a final version of its year-ended audited financial statements from its independent auditors in order to prepare Form 10-KSB. For the foregoing reason, the Company requires additional time in order to prepare and file its annual report on Form 10-KSB for the year ended December 31, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Vasilios Koutsobinas               914            937-3900
        (Name)                      (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period than the registrant was required to file such report(s) been filed? If answer is no, identify report(s) [X] Yes
[ ] No

(3)It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the subject report or portion thereof: [ ] Yes [X] No

If so, attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     ICT TECHNOLOGIES, INC.
           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


     Date: March 30, 2007    By:  /s/ Vasilios Koutsobinas
                                      Vasilios Koutsobinas, CEO


INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.